----------------------------
                                                            OMB APPROVAL
                                                    ----------------------------
                                                     OMB Number  3235-0104
                                                     Expires: December 31, 2001
                                                     Estimated average burden
                                                     Hours per response...0.5
                                                    ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person*     2. Date of Event         4.  Issuer Name and Ticker or Trading Symbol
                                                Requiring Statement
                                                (Month/Day/Year)
   3 R, Inc.                                    June 19, 2000             Arcadia Investments, Inc.
------------------------------------------   ------------------       --------------------------------------------------------------
(First)    (First)        (Middle)            3. IRS or Social         5. Relationship of Reporting Person  6. If Amendment, Date of
                                                Security Number          to Issuer (Check all applicable)     Original
 110 East 55th Street, 9th Floor                of Reporting            _____ Director  ___X___ 10% Owner      (Month/Day/Year)
                                                Person
------------------------------------------      (Voluntary)             _____  Officer  _______ Other
          (Street)                                                     (give title         (specify      7. Individual or Joint/
                                                                           below)              below)          Group
 New York,  New York    10022                                          President                             Filing (Check App-
------------------------------------------                                                                   licable Line)
(City)     (State)     (Zip)                                                                                   _X_ Form filed by
                                                                                                               One Reporting Person
                                                                                                               ___ Form filed by
                                                                                                               More than One
                                                                                                               Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------------- ------------ ----------------------------------- --------------- ------------- ---------
1. Title of Security        2. Amount of     3. Owner-     4. Nature of
   (Instr. 4)                  Securities       ship         Indirect
                               Beneficially     Form:        Beneficial
                               owned            Direct       Ownership
                               (Instr. 4)       (D) or       (Instr. 5)
                                                Indirect
                                                (I)
                                                (Instr. 5)

-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
  Common Stock               800,000                 D
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------  ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------


*    If the form is filed by more than one reporting person, see Instruction
     5(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


FORM 3 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- -----------------  ------------ ----------------- ------------
1.Title of Deri-  2.Date    3.Title and Amount  4.Conversion   5.Ownership      6.Nature of
vative Security   Exercis-    of Securities       or Exercise    Form of          Beneficial
(Instr.4)         able and    Underlying          Price of       Derivative       Indirect
                  Expiration  Derivative          Derivative     Security:        Ownership
                  Date        Security (Instr. 4) Security       Direct (D)       (Instr. 5)
                  (Month/Day/                                    or Indirect (I)
                  Year)                                          (Instr. 5)

                 ------ -----  ----------------
                 Date   Expi-   Title   Amount
                Exer-   ration          or Number
                cisable Date            of Shares

--------------  ------- -----  -------- -------- -------------------------------------------


Explanation of Responses:  [See Attachment A.]


                             By: /s/ Jeong S. Park                   11/16/00
                                -----------------------------         -------
                             **(Signature of Reporting Person)         Date


**Intentional  misstatements or omissions of facts  constitute  Federal
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                   Page 2 of 2